January 5, 2007

Mail Stop 4561

John M. Marshall
Brookshire Raw Materials Management, LLC
Dufferin Liberty Centre
219 Dufferin Street, Suite 300A
Toronto, Ontario M6K 1Y9 Canada

       Re: Brookshire Raw Materials (U.S.) Trust
               Amendment No. 2 to Registration Statement on Form S-1
               Filed December 14, 2006
               File No. 333-136879

Dear Mr. Marshall:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to prior comment 1. We are unable to agree with your conclusion that each fund is not a separate registrant. Please revise your registration statement to identify each fund as a separate co-registrant and ensure that each fund separately signs the registration statement.

<u>Financial Statements, page F-1</u>

2.   Please continue to monitor the financial statement and audit requirements under rules 3-01, 3-02, 3-03 and 3-04 of Regulation S-X.

<u>Part II</u>

<u>Exhibit Index</u>

3.   Please tell us why all of your exhibits are identified as the "form of" the relevant document. Alternatively, please confirm that you will file final copies of each document as exhibits to the registration statement and revise the exhibit index accordingly.

<u>Exhibit 5.1</u>

4.   Refer to paragraph number 4 on page 2 of the opinion letter. Please provide a revised opinion that addresses the legality of the "Limited Units," as defined on page 1 of the opinion letter, rather than the "Units."

        As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jorge Bonilla, Senior Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Robert G. Frucht, Esq. (via facsimile)
        Buchanan Ingersoll & Rooney PC